SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BBX Capital Corporation

(Name of Subject Company (Issuer))

BBX Capital Corporation

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, par value $0.01 (including associated preferred share purchase rights)

(Title of Class of Securities)

05491N 104

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman, Chief Executive Officer and President

BBX Capital Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$60,000,000	$7,470(3)

(1)	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 6,486,486 shares of Class A Common Stock of BBX Capital Corporation (together with the associated preferred share purchase rights) at a purchase price of $9.25 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals $124.50 per $1,000,000 of the transaction valuation.
(3)	Amount Previously Paid: $7,470	Form or Registration No.: Schedule TO-I	Date Filed: March 20, 2018

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2018, as amended by Amendment No. 1 thereto filed with the SEC on April 18, 2018 (the “Schedule TO”), by BBX Capital Corporation, a Florida corporation (the “Company”), with respect to its offer to purchase up to 6,486,486 shares of its Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (collectively, the “Shares”), at a price of $9.25 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated March 20, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

This Amendment is being filed to amend and supplement the Items of the Schedule TO and the Offer to Purchase, in each case as specifically set forth below. The information in the Offer which was previously filed with the Schedule TO, including the exhibits thereto, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

On April 20, 2018, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on April 17, 2018. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Exhibit	Description
(a)(5)(B)	Press Release dated April 20, 2018

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2018

BBX CAPITAL CORPORATION

By:	/s/ Raymond S. Lopez
Name:	Raymond S. Lopez
Title:	Executive Vice President, Chief Financial Officer and Chief Accounting Officer

3